May 2, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Mr. Frederic Scheer
President and Chief Executive Officer
Cereplast, Inc.
3421-3433 West El Segundo Boulevard
Hawthorne, CA 90250

Re:	Cereplast, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed April 24, 2006
File No. 333-131853

Dear Mr. Scheer:

	We reviewed the filing and have the comments below.

General

1. We considered your response to prior comment 4 and are unable to concur that the items referenced in section 7.2(d) of the PEIA are quantifiable and not subject to discretion because section 7.2(d) of the PEIA requires Cereplast to perform, satisfy, and comply "with all covenants, agreements and conditions" required by the PEIA and the registration rights agreement and is not limited to the conditions specified in section 2.5 of the PEIA. Thus, we reissue the comment to tell us who determines whether Cereplast has complied with all covenants, agreements, and conditions required by the PEIA and the registration rights agreement and what standard will be used.

Prospectus Summary, page 3

2. Tell us why you deleted the information about your auditor`s going concern opinion in the summary since we usually require this information up front.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, Cereplast may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Cereplast
thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Cereplast and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Cereplast requests acceleration of the registration statement`s effectiveness, Cereplast should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Cereplast from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Cereplast may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Cereplast provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy
   Legal Branch Chief

cc:	Gregory Sichenzia, Esq.
	Stephen M. Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Mr. Frederic Scheer
May 2, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE